PMU News Release #09-10 TSX & NYSE AMEX Symbol: PMU December 11, 2009

PACIFIC RIM UNDERTAKING FINANCING

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announces its intention to sell, by way of a non-brokered private placement, an aggregate of up to 11.8 million Units at a price of CDN $0.20 per Unit for gross proceeds of up to CDN $2.36 million. The private placement will be on a best-efforts/commercially reasonable basis.

Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 36 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should the Company receive an approved environmental permit for its El Dorado property in El Salvador and its common stock trade on the Toronto Stock Exchange above a volume weighted average price of CDN $0.40 for 20 consecutive trading days. The Units will be subject to a four-month trading restriction beginning on the day of issuance. A finders fee of 6% commission (payable in cash or Units at the discretion of the finder, subject to all regulatory restrictions) and 6% agent warrants will be payable on certain placees of the financing. Pacific Rim reserves the right to cancel or modify the type, nature and/or price of the Units for any reason. This private placement remains subject to receipt of all required regulatory approvals.

The proceeds of the financing will be used for exploration work including the search for potential new project acquisitions, legal expenditures, and for general corporate purposes.

The Units offered, including the common stock, Warrants and shares underlying the Warrants, are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of United States persons (as defined in Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex. All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC, Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the completion of the financing as set forth with respect to the terms, the time frame, and amount to be raised; the receipt of all necessary regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com